SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2006

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40 F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2006	EKSPORTFINANS ASA
	By:	/s/ TOR F. JOHANSEN
Tor F. Johansen
President and Chief Executive Officer

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EXHIBIT INDEX
The following documents (bearing the exhibit
number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.
1.	Press release dated November 1, 2006.	4
This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-112973 and Registration Statement No. 333-124095.

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Exhibit 1
PRESS RELEASE
November 1, 2006
Continued positive development in Eksportfinans’ business activities in the third quarter
Eksportfinans experienced substantial demand for export credits in the first nine months of 2006 — reflecting the high activity level at Norwegian shipyards and for producers of equipment for ships and oil and gas projects. Also, in co-operation with banks, Eksportfinans extended large credits to some of the major Norwegian export companies related to their international operations.
The balance of export related loans outstanding was NOK 40.2 billion at the end of the third quarter 2006. At the same time in 2005, the loan balance was NOK 26.0 billion. The total disbursements of new export related loans in the first nine months of 2006 was NOK 18.8 billion, of which NOK 7.7 billion was disbursed in the third quarter. Compared with the first nine months of 2005, this was an increase in loan disbursements of NOK 12.2 billion.
Total outstanding loans from Eksportfinans’ wholly owned subsidiary Kommunekreditt Norge AS at September 30, 2006 amounted to NOK 53.8 billion, which was an increase of 9 percent compared to the same time in 2005.
eFunding
Since the launch of eFunding — the web-based solution for issuance of structured bonds developed by Eksportfinans — in June, seven banks have signed the license agreement to use the system. This represents the ability to straight through process more than 75 percent of Eksportfinans’ EMTN borrowing.
Third quarter results
Net interest income for the Group in the first nine months of 2006 was NOK 359 million, which was NOK 109 million higher than in the corresponding period in 2005. The increase was among other factors due to higher volumes of lending and liquidity placements, as well as better margins. Net income was NOK 182 million in the first nine months of 2006, up from NOK 100 million for the corresponding period in 2005. In addition to the increase in net interest income, the improvement in net income was due to lower operating expenses.
The complete third quarter report is published on www.eksportfinans.no.
Key figures for Eksportfinans:

	3rd quarter 2006	3rd quarter 2005
New export lending	NOK 18.8 billion	NOK 6.5 billion
New municipal lending	NOK 6.7 billion	NOK 6.9 billion
New long-term borrowings	NOK 39.6 billion	NOK 30.2 billion
Balance sheet	NOK 156.8 billion	NOK 129.2 billion
Capital adequacy	13.0%	14.1%
Operating result before tax	NOK 253 million	NOK 139 million
Losses on lending	0	0
For more information, please contact:
President and CEO Tor F. Johansen, telephone +47 22 01 22 01, mobile phone+47 95 12 33 95, e-mail tfj@eksportfinans.no or
Head of Information Elise Lindbæk, telephone +47 22 01 22 64, mobile phone+47 90 51 82 50, e-mail el@eksportfinans.no
This press release contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements reflect current beliefs and expectations of Eksportfinans about its future results, performance, liquidity, financial condition, prospects and opportunities. These statements are identified by the use of forward-looking terminology, such as “anticipates”, “plans”, “believes”, “could”, “estimates”, “may”, “should”, “expects”, “intends”, “will”, “continue” or their negatives or other similar terms. These forward-looking statements rely on a number of assumptions concerning future events and involve known and unknown risks, uncertainties and other factors, many of which are outside of Eksportfinans’s control, Eksportfinans cautions that forward-looking statements involve risks or uncertainties that could cause Eksportfinans’s actual results to differ materially from those expressed or implied in these forward-looking statements, or could affect the extent to which a particular objective, projection, estimate, or prediction is realized. Actual results, performance or events may differ materially from those in such statements due to, without limitation: changes in the competitive conditions, regulatory environment or political, social or economic conditions in the markets in which we operate; market, foreign exchange rate and interest rate fluctuations; the ability of counterparties to meet their obligations to us; the effects of, and changes in, fiscal, monetary, trade and tax policies; operational factors such as systems failure, human error, or the failure to properly implement procedures; the effects of changes in laws, regulations or accounting policies or practices; further investigation by Eksportfinans or any third party of Eksportfinans’s financial statements and, as a result, any further adjustments Eksportfinans may be required to make; and various other factors beyond our control. For further explanation of the factors that are most applicable to Eksportfinans, see the discussion of risk factors in Eksportfinans’s Annual Report on Form 20-F and the other reports filed by Eksportfinans with the U.S. Securities and Exchange Commission. As a result, undue reliance should not be placed on such statements, and Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Although reference is made to our website, our website is not incorporated by reference into this press release.